LINCOLN
GOLD CORP

August 8, 2005

Mr. Morgan J. Poliquin
Almaden Minerals Ltd.
1103-750 West Pender Street
Vancouver, B.C.
V6C 2T8

RE: Letter of Intent to Joint Venture
<u>Bufa Property, Chihuahua, Mexico</u>

Dear Morgan,

First of all, I want to thank you on behalf of Lincoln Gold and our geological personnel for arranging the visit to the Bufa Property in such a short time. Jeff Wilson and Rich Bybee had an excellent tour. The Almaden contact, Bill Donald-Hill, was very helpful.

As I mentioned to you when we last met, Lincoln is interested in acquiring an option on the Bufa Property and forming a Joint Venture with Almaden. We like its location, geology and up-side potential. This Letter of Intent will be followed by a formal option agreement to be completed within six months. The option agreement will include a joint venture agreement which will conform to the framework of a standard Rocky Mountain Mineral Foundation Form 5A JV Agreement. The Agreement is based on Almaden owning 100% free and marketable title to the Property. Lincoln will be the Operator during and after the earn-in period and will determine the manner in which all expenditures are made, provided always that the work is conducted in a good and miner like manner and in accordance with applicable mining laws and regulation. Within 30 days after the completion of each exploration period Lincoln shall provide Almaden with a detailed report as to the work conducted on the property and the expenditures made. During the term of the option representatives of Almaden shall have access to the property and the work being conducted thereon and to the records, data and geological and other information generated by such work and maintained by Lincoln.

<u>We propose the following</u>: Lincoln can acquire an initial 51% of the property for expenditures of US $2.0 million over 4 years. Lincoln can acquire another 9%, for a total of 60%, for an additional US $1.0 million in expenditures over a further eighteen months. In addition, Lincoln will pay to Almaden 50,000 Lincoln shares upon signing of the Letter of Intent, 60,000 shares on the first anniversary of signing, 70,000 shares on the second anniversary, 80,000 shares on the third anniversary, 90,000 shares on the fourth anniversary and 100,000 shares upon electing to acquire an additional 9% for a total of 60%. If production is achieved, then Lincoln will pay a bonus of 100,000 shares to Almaden. All shares issued will be Restricted Securities under the US Securities Act 1933 and all certificates representing the shares will be endorsed with legends confirming their status as restricted securities.

Lincoln firmly commits to making exploration expenditures of US $100,000 and making all underlying property payments for the first year. At Lincoln's option, Lincoln may accelerate work commitments and share payments to obtain its ownership interest in Bufa over a shorter time period than outlined.

After Lincoln acquires its 60% interest, each party (Almaden and Lincoln) will be responsible for its proportionate share of joint venture expenditures. Upon earning a 51% interest, Lincoln may elect to enter

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a joint venture with Almaden or enter a second option to earn an additional 9% for a total of 60%. If either party chooses not to participate at the level of its interest (40% Almaden, 60% Lincoln) its interest will be diluted through the standard dilution formula found in Form 5A. If though dilution either party becomes less than 10%, its interest shall be converted automatically to a non-executive and non-working 2% NSR royalty. In the case of conversion of Almaden's 40% interest to a 2% NSR, regardless of assignment, in no event shall the royalty payable to all parties whose interests have been converted exceed 2% of the NSR in the aggregate.

Before Lincoln earns its vested interest in the property Lincoln will be required to maintain the property, including all land payments and property taxes, and will adhere to all government regulations, which will include any reclamation of surface disturbances that may arise by reason of operations on the property conducted by Lincoln. All of these expenses shall apply to its earn-in obligations.

Lincoln can assign its interest to other affiliated companies, in particular Lincoln's Mexican subsidiary which it intends to incorporate but such assignment shall not relieve Lincoln of its obligations hereunder as to the issue of shares of its capital or the firm commitment of Lincoln to make exploration expenditures of $ 100,000 as hereinbefore provided.

Lincoln may terminate and release its interest in the Bufa and the JV at any time, provided that the first year's expenditures of $100,000 are completed. Upon termination Lincoln will have no further obligation to incur any exploration expenditures, maintain the property or issue any additional shares to Almaden. Lincoln will give at least 4 months notice prior to July 1 or January 1 of its intent to terminate otherwise Lincoln will be responsible for any property or land payments on either of those dates.

As part of the Lincoln-Almaden Agreement, Lincoln will require Almaden's best efforts to assist in acquiring the Chapito Concession as part of the Joint Venture land package. This parcel is critical because it falls within an important area of mineralization on the Bufa Concession. The acquisition will become part of the Bufa option Agreement. This acquisition must be completed prior to any drilling by Lincoln.

We look forward to working with Almaden on the Bufa property. The terms of the final negotiated agreement are subject to regulatory approvals and Lincoln's Directors' approval. If you agree to the terms in the letter please sign in the space provided below.

Yours truly,

LINCOLN GOLD CORPORATION

Paul Saxton
President and CEO

Morgan J. Poliquin
Almaden Minerals Ltd.